                                                               Page 1 of 5 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*

                               Instron Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   457776-10-2
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (10-88)

                                                               Page 2 of 5 Pages

                                  SCHEDULE 13G

CUSIP NO.       457776-10-2

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GEORGE S. BURR  SS# ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  /  /
                                                        (b)  /  /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
                               379,560
    NUMBER OF
     SHARES                -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   0
      EACH                 -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    379,560
      WITH                 -----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     379,560
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / / EXCLUDES 51,550 SHARES HELD BY HELEN L. BURR, MR. BURR'S WIFE, AS TO WHICH SHARES MR. BURR DISCLAIMS BENEFICIAL OWNERSHIP.
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


                            STATEMENT ON SCHEDULE 13G



Item 1(a).    Name of Issuer:

              Instron Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              100 Royall Street
              Canton, Massachusetts 02021

Item 2(a).    Names of Person Filing:

              George S. Burr

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              100 Royall Street
              Canton, Massachusetts 02021

Item 2(c).    Citizenship:

              United States

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              457776-10-2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not Applicable

                                                               Page 4 of 5 Pages

Item 4.  Ownership:

         (a)  Amount Beneficially Owned: 379,560

         (b)  Percent of Class:  6.0 %

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote: 379,560

              (ii)  shared power to vote or to direct the vote:      0

              (iii) sole power to dispose or to direct the disposition of:
                    379,560

              (iv)  shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not Applicable

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10. Certification:

         Not Applicable

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                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1996



                                                     /s/ GEORGE S. BURR
                                                     ------------------
                                                     George S. Burr